20 December 2001

Instinet’s Research and Analytics Transferred to Reuters

London and New York —Reuters Group PLC (RTR.L), the global news, information and technology group, and Instinet Group Incorporated (Nasdaq: INET), the world’s largest electronic agency securities broker, announced today that Instinet’s Research and Analytics (R&A) product has been transferred to Reuters. The net assets were US$7.9 million as of 30 September 2001. Reuters Group owns 83% of Instinet.

R&A is an information and analytics service providing real-time and historical data, up-to-the-minute news, and search and screen and other analytical tools. In addition, R&A offers fundamental and comprehensive financial company information including corporate summaries, quarterly and annual financial statements, historical earnings, and financial ratios.

Tom Glocer, Reuters Chief Executive, said:  “One of my key priorities for the Reuters Group is to make our global scale count in our favour.  By transferring these 2,200 R&A users to Reuters and ultimately migrating them to BridgeStation, we will add to our existing 600,000 user base, leverage our investment in Bridge and deliver a high-quality service to Instinet users.”

Doug Atkin, President and CEO of Instinet, said: “Instinet’s professional clients, who have been using R&A for years to enhance their trading strategies and make informed investment decisions, will continue to receive the same high-quality service, market data information, and trading analytics.”

“Looking forward, we are very excited by the benefits that this migration of R&A onto the Reuters distribution platform will provide for our clients. As a result of this collaboration, Instinet clients will be able to participate in a much broader service and still benefit from the information currently available through R&A.”

End

Contact:

Peter Thomas/Adrian Duffield	Tel: +44 (0) 20 7542 4890/4728
Reuters Corporate Relations - UK peter.v.thomas@reuters.com or adrian.duffield@reuters.com

Nancy Bobrowitz/Felicia Cosby	Tel: +1 646-223-5220/5223
Reuters Corporate Communications - USA nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com

Harlan Flint/Silvia Davi	Tel: +1 212 310 7264/7792

Instinet Investor/Corporate Communications - USA
harlan.flint@instinet.com or silvia.davi@instinet.com

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation.  Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity.  Reuters makes extensive use of Internet technologies for the widest distribution of information and news.  Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries.  In 2000 the Group had revenues of £3.59 billion and on 30 June 2001 employed 19,081 staff in 204 cities in 100 countries.  On 1 October 2001 an additional 1,273 staff joined Reuters when the company completed the acquisition of certain Bridge assets.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.  Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Interim Statement for the six months to 30 June 2001 under the heading ‘Risk Factors’.  Copies of the Interim Statement are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trademarks of the Reuters group of companies

Instinet, through affiliates, is the world’s largest electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years.  Instinet operates an e-financial marketplace where buyers and sellers worldwide can trade securities directly and anonymously with each other, and have the opportunity to lower their overall trading costs.  Through its electronic platforms, customers can access 40 securities markets throughout the world.  With major offices in New York, London, Paris, Frankfurt, Tokyo, and Hong Kong, Instinet provides its customers with access to research generated by Instinet and by third parties, as well as various informational and decision-making tools.  For more information, please go to www.instinet.com.

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

© 2001 Instinet Group Incorporated and its affiliated companies.  All rights reserved.  INSTINET and the INSTINET Mark are service marks in the United States and in other countries throughout the world.  Approved for distribution in the UK by Instinet UK Limited, which is regulated by the SFA and a member of the LSE.

This news release may be deemed to include forward-looking statements relating to Instinet.  Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Instinet’s prospectus contained in its registration statement on Form S-1, filed with the SEC on May 17, 2001, under the heading ‘Risk Factors’, and other documents filed with the SEC and available on the Company’s website.